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INVEST IN **ARRANGR**

# Scheduling Meetings Made Super Simple with Artificial Intelligence (AI)

arrangr.com Chester, CT













## Highlights

1. 100,000+ users across the Globe
2. Mission: Fully featured, flexible and capable meeting scheduler

**3** April 2023 - Former ZOOM CIO - joins the Arrangr team

**4** August 2023 - Arrangr 3.0 launched

**5** November 2023 - Former ZOOM Head of Global Biz Dev & Channels and Sapphire Partner joins the team

**6** January 2024 - Arrangr 3.1 launched - 10-second meeting arrangement capability

**7** 2Q2024 - Arrangr 3.5 - allows for ground-breaking auto prioritizing of meetings

**8** T.B.D. - Arrangr 4.0 - AI can change how we all conduct business with a "Touchless Calendar."

# Featured Investor



**Harry D Moseley** in

Invested $10,000 ⓘ

Follow

**Syndicate Lead**

"Coordinating a time to meet with a person or a group of people is a seriously tedious task...in fact, more time might well be spent in orchestrating when to meet than the actual meeting itself, and so I am thrilled to invest in Arrangr and finally provide the world with a solution that is easy to use, is an amazing experience, and helps business move faster.

Over the past year, I have seen how a small, nimble team dedicated to a mission can achieve results beyond large bureaucratic organizations. The Arrangr team has provided a second-to-none immediate solution to making meeting scheduling simple and easy, and is also charting a course for the future of scheduling via AI, which is and easy, and, is also charting a course for the future of scheduling via AI, which is close at hand.

Finally, the feedback I have received from people using my own Arrangr booking link and outbound invites has been very positive, and has dramatically made meeting scheduling a non-event."

# Our Team

 **Adam Perl** CT and CA: CEO & Co-Founder

Keeps the trains running on time. 30 years in technology, investment banking, corporate venturing, and entrepreneurship. Completed multiple transactions totaling in the billions. BS from Babson and an MBA/MS from Tepper School of biz at Carnegie Mellon

 **Ryan Moody** Boston: Chief Product Officer (CPO) & Co-Founder

When not producing superior code, loves long walks on the beach with his wife and dog. BA from Dartmouth and a ME from Boston University

 **Harry Moseley** NYC: Senior Advisor - Startegy and Product

After leaving ZOOM as their CIO, he became an incredible bike rider with his eye on the Tour de France.

 **Laura Padilla** San Francisco: Senior Advisor - Biz Dev, Channels, & GTM

After leaving Zoom as the Global Head of Biz Dev and Channels to then become a Partner at Sapphire Ventures, Laura jumped at the chance to help Arrangr become a "verb. "

 **Mark Lion** Berkley: Senior Advisor - Branding and UI/UX

When not helping with brand positioning and guiding Lion Interactive enjoys



When not helping with brand positioning and guiding Lion Interactive enjoys having a discussion on which EV is the best.



**Nancy Lazaros** Boston: Advisor - Operations / Financial

Current COO of Pixability



**Bruce Janigian** San Francisco: Advisor - Legal

Focused on commercial law, international business and and government relations



**Eric Wentworth** San Francisco: Advisor and Co-Founder

When not telling us what he can do, he is co-authoring a book with Adam on Entrepreneurship. Due out in late 2024



**Max Shapiro** San Francisco: Advisor - Exec Recruiting

CEO of PeopleConnect



**Dylan Li** Los Angeles: Intern

University of Southern California | Marshall School of Business - STEM Designated



**Michael Murry** Maryland: Intern

University of Maryland | Economics Major



**Coco** Typical Mascot

Howls at fire alarms

# Arrangr | Changing the way meetings are scheduled and top-ranked as a result. Join our mission!


arrangr
Crush the scheduling game
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## ELEVATOR PITCH:

Arrangr ([arrangr.com](arrangr.com)) is a super simple meeting "arrangr" for the professional. Not only can one set up a quick meeting (now in as little as 10 seconds with Version 3.1), but it is flexible enough to handle just about any One-on-One or Group meeting scenario - in a traditional inbound follow-the-link method or unique proactive outbound solution.

*What does this mean?*

Save time, be more productive, and have confidence that your meeting will ultimately get scheduled.

> *Arrangr v3.1 performance: 94% close rate with 1:1s*

## How?

1️⃣ Superior UI/UX and Proprietary Algorithms - allow for simplicity, speed, and clarity.

2️⃣ Name Brand Integrations - ends the flipping back and forth of various applications- MS Outlook, Google Calendar, Apple iCal, HubSpot, Slack, Typeform, Zoom, Webex, etc.

3️⃣ Endless Features and Flexibility - allow for a single scheduling solution.

4️⃣ Coming Soon:

- Arrangr v3.5 - Auto Prioritization of Meetings

- Arrangr AI v4.0 - AI Meeting Enhancement

## Investor Opportunity:

Our industry experts, including two former ZOOM C-suite executives, and with little outside funding, have successfully accomplished a product with 100K+ users and a well-known brand, presenting an investor in this Wefunder round with a unique opportunity.

# PROBLEM | *You can't schedule a meeting easily and quickly when the digital calendar is your problem.*

**Today's digital calendars have reached their capacity and, therefore, their usefulness.**

- They have become bloated and filled up with both our personal and business lives.

- As a result, trying to schedule important meetings has become laborious, taking too much time and effort to find an open date, time, method, or place.

- This has caused a decrease in their usefulness as we try to be more effective and productive.



*"People are wasting hours a week if not each day in their calendars"*

# SOLUTION | *Arrangr's Full Featured Integrated Application solves the problem.*

**ONE**

**Simplicity (UI/UX)**
- Fast - now *in 10 seconds or less*
- Ease of use
- Less complex
- Built and designed by users, not developers

**TWO**

**Customization**
- No meeting is the same.., meeting to meeting, day to day, department to department.
- Arrangr's full-featured framework allows for a self-customized scheduling solution.
- Arrangr can also design and then code one-off industry or company-specific solutions.

**THREE**

**Automation**

It's easy to integrate and automate workflows

**FOUR**

**Future Proof**



with everything you already use, from Google Calendar to Zoom to Google Drive.

- Calendars
- Conferencing
- Collaboration
- Productivity

Arrangr is the comprehensive meeting scheduling tool that offers an all-encompassing simple solution, from start to finish, covering every facet of organizing meetings, including one-on-one sessions, group meetings, polls, and booking pages. Arrangr seamlessly integrates with digital calendars, video conferencing platforms, reservation systems, mapping services for directions, customer relationship management (CRM) software, surveys, and more, by providing a seamless experience for our users.

**Integrations Include:** MS Office, MS Teams*, MS Outlook, SKYPE, Google Calendar, Google Meet, **Google CHROME Extension***, Apple iCal, **Zoom***, **WebEx***, GoTo, DialPad, ROAM, **HubSpot***, **Slack***, **Typeform***, **FreshChat***, Stripe, and **Zapier*** (which adds 6,000 more applications).

*Featured Partner/Integration - featured in their marketplace.*

There's integrations, and then there's deep Arrangr integrations

Arrangr brings all the tools you need into a central scheduling


freshchat
freshchat

interface. Stop juggling between apps to schedule a meeting, and let Arrangr be the glue that ties them together.

---


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Current Users: 102K+

85.7K

52.0K

16.0K

4.9K

2020    2021    2022    2023

PRODUCT | *Timeline*

# PRODUCT | *Timeline*



arrangr
Arrangr's Journey...
We are here with ongoing v3.5 development
v1.0 MVP & Prod Dev
v2.0 Growth Automation /Data
v3.0 Update Refinement
v3.5 Profiles
v4.0 Future Proof
Product Advantage
Built on Arrangr's Full-Featured
Tech Backbone
• MVP
• Prod Dev in concert w/ freelancers
• Growth acceleration w/ pandemic
• Product Market Fit
• Data mining, triage & deploying
• Automation
• Visual refinement
• Further visual refinement
• Product operational refinement
• Enhanced user experience
• Decrease in cognitive load
• Auto prioritizing important meetings and invitees based on self-determined profiles
• Active user payment option
• Group / Teams
• We will change everything
• Setting up meetings will become effortless and painless
• Arrangr will be freed from it's application
• In essence..., a new touchless calendar
• Natural language processing
• Machine learning
• Sensible AI
2018-20
Pandemic '21-'22
August 2023
(est.) 2Q2024


- 2Q2024 (est.) - Arrangr v3.5 | Profiles/Priorities - will open up your calendar to more opportunities and be more productive by understanding meeting priority
- T.B.D. - Arrangr AI v4.0 | With our proprietary, sensible AI application, we will be able to change everything from meeting arrangement to calendaring to conducting business itself.

---

# PRESS | *Just some of our 3rd party competitor rankings*

**Arrangr #2**: 16 of the Best Meeting Scheduler Tools to Organize Your Day

**Arrangr #4**: 15 Best Event Scheduling Polls & Meeting Survey Tools for Your Team

**Arrangr 1 of 3**: Best Practices for selling live services on Fiverr

**Arrangr #3**: Best Customer Service Software of 2024

**Arrangr #3**: 15 Best Tools For Scheduling Meetings (Group Meetings)

**Arrangr #2**: Meeting Tools: 12 Best Meeting Scheduler Tools to Org & Manage Your Daily Tasks

RECENT PRESS RELEASES: (*Two Senior* ZOOM *execs join Arrangr*)

- **Arrangr adds former Zoom Global CIO Harry Moseley to its Board of Advisors**
- **Arrangr adds Sapphire Ventures Partner and former Zoom Global Head of Channels and BD to its Senior Board of Advisors**

---

# BUSINESS MODEL | *SAAS Subscription*

- **Free Level:** acts as a viral user growth and free marketing tool.
- **Pro+/Groups:** we currently charge in some cases, has all the bells and whistles you would expect, but post-investment, we will firm the paywall and add Arrangr v3.5 and AI v4.0, using it as a tool to convert our free users to paying users.
- **SMB/Teams:** we will soon launch a product that is targeted more at small/medium-sized companies and will have all the admin controls you would expect.
- **Enterprise:** this will dovetail with SMB/Teams, which will have a similar cost structure but include set-up and maintenance fees.

| | | BILLED ANNUALLY | |
|---|---|---|---|
| | LEVEL | CURRENT Testing | TARGET |
| Individual | Free, Forever | $0 | $0 |
| Individual | Pro+ / Groups | $5/seat/mo | $12.5 /seat/mo |
| Business | SMB / Teams (coming soon) | $10 /seat/mo | $25 /seat/mo |
| Business | Enterprise | TBD | TBD |

*Note: future projections cannot be guaranteed.*

---

# TESTIMONIALS:

"I LOVE Arrangr! I use it all the time. It is easy, and the interface is very elegant. ... I have tried other systems in the past, but none of them gave me the flexibility and workability of Arrangr."

Marin, California

Wonderlady Books

**RUTH SCWARTZ**
Book midwife and self-publishing expert

"I am impressed - I have looked at a lot of these products, and yours is the first that see,s truly to integrate well and work - congratulations."

London, England

digi.me

**JULIAN RANGER**
Exec Chairman digi.me

"Zero learning curve and nothing but simple confirmations from my invites make Arrangr the go to in arranging a business meeting."

Paris, France

**ELIAS T.**
Business Development Executive

"Nice app! Excellent UX!"

Milwaukee, Wisconsin

**NEAL L.**
Founder & CEO, Consortiex

---

# MARKET VALIDATION | *Arrangr Users Work at The Companies You Know*



BABSON COLLEGE
accenture
HARVARD UNIVERSITY
AMERICA'S SBDC VIRGINIA MASON
Vitamix
ORACLE
LinkedIn
NETFLIX
USDA ORGANIC
TESLA
WELLS FARGO
L'ORÉAL
Microsoft
NEW YORK LIFE
NielsenIQ
PRINCETON UNIVERSITY
Northwestern Kellogg
Red Bull
techstars
DELL
Invesco
NOVARTIS
L'ORÉAL PROFESSIONNEL
Carnegie Mellon University
NYU STERN
EY Building a better working world
JOHN DEERE
Dillard's
HermanMiller
amazon
HOME DEPOT
Berkeley UNIVERSITY OF CALIFORNIA
McKinsey &Company
Yale
orange
PHILIPS
BREAKING CODE SILENCE
Liberty Mutual
Heineken
Pfizer
SIEMENS
FUJITSU
MIT Massachusetts Institute of
London
CHICAGO PUBLIC
IEEE
TD
charles SCHWAB
mastercard


Technology
Business School
Deloitte.
LIBRARY
SOCCER FOUNDATION
Advancing Technology for Humanity
Stanford University
BOSTON UNIVERSITY
Duke
BAYER
salesforce
SAP
American Red Cross
MERRILL A BANK OF AMERICA COMPANY
Google
UCLA
DARTMOUTH
RIVERSIDE SYMPHONY
TOYOTA
FRANCE 24
unicef
INGKA CENTRES
IKEA
Rosetta Stone
SPACEX
Edward Jones MAKING SENSE OF INVESTING
PEPSICO
15
Confidential - Arrangr, Inc. Copyright 2024

---

# GTM | *Our Go-to-Market Strategy Will Pursue Segments That Have Driven Us To Success.*


Education
Tech / IT
Consulting
Freelancers
Real Estate
Non-Profit
+ More

*Marketing will be centered on the above organic growth verticals (derived by the picture of companies above) along our natural horizontal competencies, such as: C-Suite, Sales, Customer Service, Human Resources, and Administration.*

---

# USE OF FUNDS DRIVES GROWTH &

# REVENUE:



| INVESTMENT | % |
|---|---|
| **Marketing** | |
| Social Media | 25.0% |
| Digital Ads | 12.5% |
| Biz Dev | 12.5% |
| MKT Total | 50.0% |
| | |
| **R&D** | |
| Coder(s) | 25.0% |
| | |
| **G&A** | |
| Admin | 25.0% |
| | 100.0% |

*Note: future projections cannot be guaranteed.*

Our current paywall testing has proven that our users are willing to pay for our product, and now, Arrangr will grow our users and our revenues with expectations that we may reach an ROI of 30+ before an exit in 2 - 4 years.

# The Arrangr Team <u>thanks you</u> for considering our vision and joining us on this journey!

## Our Senior Team

**Adam Scott Perl**
Co-Founder, Chief Executive Officer

Former International Investment Banker, Entrepreneur and Corporate Development professional. Multiple M&A transaction experience.

BANK OF AMERICA
SONY
Carnegie Mellon University
Tepper School of Business
BABSON
KESSLER GROUP
Board Member | Advisor

**Ryan Moody**
Co-Founder, Chief Product Officer

Former Marketing Consultant for Kantar Retail. Has a BA from Dartmouth College and a MLENG from Boston University.

KANTAR RETAIL IQ
DARTMOUTH
workwingman
BOSTON UNIVERSITY

**Harry Moseley**
Senior Technology & Strategy Advisor

Former CIO at ZOOM. Charged with advising founders and senior management on strategic and all technology matters.

Board Member | Advisor

Joined April 17th, 2023

**Mark Lion**
Senior Brand Advisor

Charged with a complete brand refresh, website uplift, brand positioning and ongoing UX/UI improvements

Made with Love in The Bay Area

**Laura Padilla**
Senior Channel and BD Advisor

Former Head of Channel and Biz Dev at ZOOM. Current Partner at Sapphire Ventures. Charged with advising founders and senior management on Channel Marketing and Biz Dev matters.

Board Member | Advisor

Joined November 6th, 2023

Advisors

**Nancy Lazaros**
COO & CFO of Pixability
PIXABILITY

**Max Shapiro**
CEO & Founder of PeopleConnect
PEOPLECONNECT

**Bruce J. Janigian**
Principal | A.B., J.D., LL.M.
Law Offices of Bruce Janigian

**Eric Wentworth**
Co-founder of Arrangr

## CAMPAIGN:

*This WeFunder campaign is initially opened <u>exclusively</u> for Arrangr users and Wefunder VIPs who have expressed interest in helping Arrangr become a "verb /vərb/" when scheduling a meeting. (You are not just a user, but an owner!)*

*Soon, we will extend our offering to the broader WeFunder community, hoping that many more will become investors and avid <u>Arrangr</u> users as well! <u>Get.Arrangr.com</u>*